EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Quest Management, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their initial Registration Statement pertaining to the registration of 2,000,000 shares of common stock of Quest Management, Inc.  of our Audit Report dated December 16, 2014 with respect to the financial statements of Quest Management, Inc.  as of October 31, 2014 and for the period  October 12, 2014(inception) through October 31, 2014. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA

Califon New Jersey

January 22, 2015